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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                         Silverthorne Production Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $0.001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     82845R
-------------------------------------------------------------------------------
                                 (CUSIP Number)

            Darrell H. Hughes, 7001 Seaview Avenue, NW, Suite 210,
                           Seattle, Washington 98117
                                 (206) 297-6151
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   82845R
          ----------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
              Inter-American Telecommunications Holding Corporation
-------------------------------------------------------------------------------

2.       Check the Appropriate Box If a Member of a Group (See Instructions)
         (a)___________________________________________________________________
         (b)___________________________________________________________________

3.       SEC Use Only

4.       Source of Funds (See Instructions)           OO
                                            -----------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)__________

6.       Citizenship or Place of Organization        Delaware
                                              ---------------------------------

         Number of        7.  Sole Voting Power            -0-
         Shares                               ---------------------------------
         Beneficially     8.  Shared Voting Power          -0-
         Owned by                             ---------------------------------
         Each             9.  Sole Dispositive Power       -0-
         Reporting                            ---------------------------------
         Person          10.  Shared Dispositive Power     -0-
         With                                 ---------------------------------

11.      Aggregate Amount Beneficially Owned by
         Reporting Person                               -0-   shares
                                              ---------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)      0%
                                              ---------------------------------

14.      Type of Reporting Person (See Instructions)
                                                         CO
_______________________________________________________________________________
_______________________________________________________________________________
_______________________________________________________________________________
_______________________________________________________________________________
_______________________________________________________________________________

ITEM 1.   SECURITY AND ISSUER

          The title of the class of equity securities to which this statement relates is shares of Common Stock, $.001 par value ("Common Stock"), of Silverthorne Production Company (the "Issuer").

          The name and address of the principal executive offices of the Issuer are:

          Silverthorne Production Company
          7001 Seaview Avenue, NW, Suite 210
          Seattle, Washington 98117

ITEM 2.   IDENTITY AND BACKGROUND

I-A.  (a) Inter-American Telecommunications Holding Corporation ("ITHC").

      (b) The principal office address of ITHC is 3220 South Higuera Street, Suite 304, San Luis Obispo, California 93401.

      (c) The principal business of ITHC was providing, carrying and reselling domestic and international long distance telephone services and products.

      (d) During the last five years, ITHC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, ITHC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

      (f) ITHC is a United States corporation organized under the laws of Delaware.

I-B.  (a) Jimmy Lee Boswell is President and a Director of ITHC and is the
          President and Chief Operating Officer of the Issuer.

      (b) The business address of Jimmy Lee Boswell is 3220 South Higuera Street, Suite 304, San Luis Obispo, California 93401.

      (c) The principal occupation of Jimmy Lee Boswell is as President of Aquila International Telecommunications, Inc.

      (d) During the last five years, Jimmy Lee Boswell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Jimmy Lee Boswell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

      (f) Jimmy Lee Boswell is a U.S. citizen.

I-C.  (a) David G. Lucas is the Chief Financial Officer, Treasurer and a
          Director of ITHC and is the Chief Financial Officer of the Issuer.

      (b) The business address of David G. Lucas is 3220 South Higuera Street, Suite 304, San Luis Obispo, California 93401.

      (c) The principal occupation of David G. Lucas is as Vice President of Finance of Aquila International Telecommunications, Inc.

      (d) During the last five years, David G. Lucas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, David G. Lucas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

      (f) David G. Lucas is a U.S. citizen.

I-D. (a) David L. Jackson is Vice-President, Secretary and a Director of ITHC and is a Director, Vice President and Secretary of the Issuer.

      (b) The business address of David L. Jackson is 3707 Calle Cortejo, Rancho Santa Fe, California 92067.

      (c) The principal occupation of David L. Jackson is as Vice President and Secretary of the Issuer and as an arbitrator in dispute resolution of commercial and labor law.

      (d) During the last five years, David L. Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, David L. Jackson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

      (f) David L. Jackson is a U.S. citizen.

II-A. (a) Cognigen Corporation ("Cognigen") is a controlling corporation of ITHC.

      (b) The principal office address of Cognigen is 8711 15th Ave NW, Seattle, Washington 98117.

      (c) The principal business of Cognigen is internet marketing of long-distance telecommunications services.

      (d) During the last five years, Cognigen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Cognigen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

      (f) Cognigen is a United States corporation organized under the laws of Nevada.

II-B (a) Kevin Anderson is a Director, President, and a controlling shareholder of Cognigen.

      (b) The business address of Kevin Anderson is 2608 Second Avenue, Suite 108, Seattle, Washington 98120.

      (c) The principal occupation of Kevin Anderson is as a consultant.

      (d) During the last five years, Kevin Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Kevin Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

      (f) Kevin Anderson is a U.S. citizen.

II-C  (a) Laurel Anderson is a Director, Vice-President and Treasurer of
          Cognigen. Ms. Anderson is the spouse of Kevin Anderson.

      (b) The principal office address of Laurel Anderson is 2608 Second Avenue, Suite 108, Seattle, Washington 98121.

      (c) The principal occupation of Laurel Anderson is as a telecommunications and business agent for Cognigen.

      (d) During the last five years, Laurel Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Laurel Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

      (f) Laurel Anderson is a U.S. citizen.

II-D  (a) Peter Tilyou is Secretary of Cognigen.

      (b) The principal office address of Peter Tilyou is 2608 Second Avenue, Suite 108, Seattle, Washington 98121.

      (c) The principal occupation of Peter Tilyou is as a consultant.

      (d) During the last five years, Peter Tilyou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Peter Tilyou has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

      (f) Peter Tilyou is a U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Issuer and ITHC entered into a Stock Purchase and Asset Acquisition Agreement dated August 19, 1999 in which the Issuer and ITHC agreed that the Issuer would acquire all of the assets owned by ITHC in order to maximize the Issuer's business development for the benefit of the Issuer and its shareholders. On August 20, 1999, the Issuer completed the first closing of the acquisition of all of the assets of ITHC in exchange for 29,242,953 shares of the Issuer's Common Stock. On November 24, 1999 ITHC transferred 150,000 shares of the Issuer's Common Stock to two persons in partial payment of a finder's fee. On December 27, 1999, the Issuer and ITHC agreed that the total number of shares of the Issuer's Common Stock that were to be issued at the first closing was 11,742,953 shares rather than 29,242,953 shares and the total number of shares to be issued at the second closing was 37,298,444 shares. As a result of ITHC's right to receive the 11,742,953 shares of the Issuer's Common Stock, the transfer of 150,000 shares of the Issuer's Common Stock and the previous sale of 12,602,431 shares of the Issuer's Common Stock to ITHC, ITHC owned 24,195,384, or approximately 51.6% of the Issuer's outstanding shares of Common Stock.

      On June 14, 2000, ITHC distributed all Silverthorne Production Company shares owned by ITHC to ITHC shareholders in amounts proportionate to each shareholder's ownership percentage of ITHC common stock. As a result of the ITHC distribution of the Issuer's Common Stock to ITHC shareholders, ITHC currently owns no shares of the Issuer's Common Stock.

      Pursuant to the terms of the agreement whereby the Issuer acquired the assets of ITHC, ITHC is entitled to receive 37,298,444 shares of the Issuer's Common Stock. At this time, the Issuer does not have a sufficient number of shares of Common Stock authorized to issue the 37,298,444 shares of the Issuer's Common Stock to ITHC. The Issuer plans to hold a shareholders' meeting in the near future to propose the adoption of an amendment to the Issuer's Articles of Incorporation to increase the Issuer's authorized Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

      As described in Item 3 above, on August 20, 1999 the Issuer and ITHC completed the first closing of the Stock Purchase and Asset Acquisition Agreement, the purpose of which was to enable the Issuer to acquire all of the assets of ITHC and, thus, enable the Issuer to commence business operations. ITHC plans to liquidate and to distribute the Issuer's shares to its shareholders.

      Except as stated below, ITHC has no plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; except that the current directors and officers of the Issuer (other than David L. Jackson) were appointed as a result of the acquisition of the assets by ITHC and except that the Issuer plans to hold an Annual Meeting of Shareholders at which the current directors and additional directors will be nominated for election;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

      (j) An action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Inter-American Telecommunications Holding Corporation ("ITHC")

         As of the date of this Schedule 13D, ITHC, which is a private company, beneficially owned no shares of the Common Stock of the Issuer, which constitutes 0% of the outstanding shares of the Common Stock of the Issuer.

         (b) Jimmy Lee Boswell

         As of the date of this Schedule 13D, Mr. Boswell owned 2,618,468 shares, or approximately 5.4% of the outstanding shares of Common Stock of the Issuer, including a presently exercisable option to purchase 1,600,000 shares of the Common Stock of the Issuer. Pursuant to the terms of the agreement whereby the Issuer acquired the assets of ITHC, ITHC is entitled to receive 37,298,444 shares of the Issuer's Common Stock. At this time, the Issuer does not have a sufficient number of shares of Common Stock authorized to issue the 37,298,444 shares of the Issuer's Common Stock to ITHC. The Issuer plans to hold a shareholders' meeting in the near future to propose the adoption of an amendment to the Issuer's Articles of Incorporation to increase the Issuer's authorized Common Stock. The Reporting Person does not have sole or shared voting and/or investment power over the shares of the Issuer's Common Stock that will be owned by ITHC. Therefore, the Reporting Person disclaims beneficial ownership of the approximate 981,535 shares of the Issuer's Common Stock that will be represented by the Reporting Person's ownership of approximately 2.6% of the outstanding common stock of ITHC.

         (c) David G. Lucas

         As of the date of this Schedule 13D, Mr. Lucas owned 2,618,468 shares, or approximately 5.4% of the outstanding shares of Common Stock of the Issuer, including a presently exercisable option to purchase 1,600,000 shares of the Common Stock of the Issuer. Pursuant to the terms of the agreement whereby the Issuer acquired the assets of ITHC, ITHC is entitled to receive 37,298,444 shares of the Issuer's Common Stock. At this time, the Issuer does not have a sufficient number of shares of Common Stock authorized to issue the 37,298,444 shares of the Issuer's Common Stock to ITHC. The Issuer plans to hold a shareholders' meeting in the near future to propose the adoption of an amendment to the Issuer's Articles of Incorporation to increase the Issuer's authorized Common Stock. The Reporting Person does not have sole or shared voting and/or investment power over the shares of the Issuer's Common Stock that will be owned by ITHC. Therefore, the Reporting Person disclaims beneficial ownership of the approximate 981,535 shares of the Issuer's Common Stock that will be represented by the Reporting Person's ownership of approximately 2.6% of the outstanding common stock of ITHC.

         (d) David L. Jackson

         As of the date of this Schedule 13D, Mr. Jackson owned 2,460,471 shares or approximately 5.1% of the outstanding shares of Common Stock of the Issuer, including an option to purchase 1,600,000 shares of the Common Stock of the Issuer. Pursuant to the terms of the agreement whereby the Issuer acquired the assets of ITHC, ITHC is entitled to receive 37,298,444 shares of the Issuer's Common Stock. At this time, the Issuer does not have a sufficient number of shares of Common Stock authorized to issue the 37,298,444 shares of the Issuer's Common Stock to ITHC. The Issuer plans to hold a shareholders' meeting in the near future to propose the adoption of an amendment to the Issuer's Articles of Incorporation to increase the Issuer's authorized Common Stock. The Reporting Person does not have sole or shared voting and/or investment power over the shares of the Issuer's Common Stock that will be owned by ITHC. Therefore, the Reporting Person disclaims beneficial ownership of the approximate 1,295,629 shares of the Issuer's Common Stock that will be represented by the Reporting Person's ownership of approximately 3.5% of the outstanding common stock of ITHC.

         (e) Cognigen Corporation

         As of the date of this Schedule 13D, Cognigen owned 14,007,864 shares, or approximately 29.8% of the Common Stock of the Issuer. In addition, as of the date of this Schedule 13D, Cognigen owned approximately 57.9% of the outstanding common stock of ITHC. Pursuant to the terms of the agreement whereby the Issuer acquired the assets of ITHC, ITHC is entitled to receive 37,298,444 shares of the Issuer's Common Stock. At this time, the Issuer does not have a sufficient number of shares of Common Stock authorized to issue the 37,298,444 shares of the Issuer's Common Stock to ITHC. The Issuer plans to hold a shareholder's meeting in the near future to propose the adoption of an amendment to the Issuer's Articles of Incorporation to increase the Issuer's authorized Common Stock. The 37,298,444 shares will be deemed to be beneficially owned by Cognigen.

            (1) Kevin Anderson

         Mr. Anderson is Director, President and a controlling shareholder of Cognigen. As of the date of this Schedule 13D, Mr. Anderson may be deemed to beneficially own 26,007,864 shares or approximately 44.1% of the outstanding Common Stock of the Issuer, including 12,000,000 shares of the Issuer's Common Stock underlying an option owned by the Anderson Family Trust #1. Mr. Anderson and members of his family are the beneficiaries of the Anderson Family Trust #1, which owns approximately 98.9% of the outstanding common stock of Cognigen. As of the date of this Schedule 13D, Cognigen owned approximately 57.9% of the outstanding common stock of ITHC. Mr. Anderson has sole voting and investment power over the shares of the Issuer's Common Stock owned by Cognigen. Pursuant to the terms of the agreement whereby the Issuer acquired the assets of ITHC, ITHC is entitled to receive 37,298,444 shares of the Issuer's Common Stock. At this time, the Issuer does not have a sufficient number of shares of Common Stock authorized to issue the 37,298,444 shares of the Issuer's Common Stock to ITHC. The Issuer plans to hold a shareholder's meeting in the near future to propose the adoption of an amendment to the Issuer's Articles of Incorporation to increase the Issuer's authorized Common Stock. The 37,298,444 shares will be deemed to be beneficially owned by Cognigen.

            (2) Anderson Family Trust #1

         As of the date of this Schedule 13D, the Anderson Family Trust #1 may be deemed to beneficially own 26,007,864 shares or approximately 44.1% of the outstanding Common Stock of the Issuer, including an option to purchase 12,000,000 shares of Common Stock of the Issuer. Kevin Anderson and members of his family are the beneficiaries of the Anderson Family Trust #1, which owns approximately 98.9% of the outstanding common stock of Cognigen. As of the date of this Schedule 13D, Cognigen owned approximately 57.9% of the outstanding common stock of ITHC. Pursuant to the terms of the agreement whereby the Issuer acquired the assets of ITHC, ITHC is entitled to receive 37,298,444 shares of the Issuer's Common Stock. At this time, the Issuer does not have a sufficient number of shares of Common Stock authorized to issue the 37,298,444 shares of the Issuer's Common Stock to ITHC. The Issuer plans to hold a shareholder's meeting in the near future to propose the adoption of an amendment to the Issuer's Articles of Incorporation to increase the Issuer's authorized Common Stock. The 37,298,444 shares will be deemed to be beneficially owned by Cognigen.

            (3) Laurel Anderson

        Ms. Anderson is the wife of Kevin Anderson, and Vice-President, Treasurer and a Director of Cognigen. Ms. Anderson may be deemed to own 26,007,864 shares or approximately 44.1% of the Common Stock of the Issuer, through her husband's beneficial ownership of Cognigen. (See Item 5(e)(1) above).

            (4) Peter Tilyou

        Mr. Tilyou is Secretary of Cognigen. Mr. Tilyou is the sole trustee, but not a beneficiary of, the Anderson Family Trust #1 which owns approximately 98.9% of the outstanding common stock of Cognigen and owns an option to purchase 12,000,000 shares of the Common Stock of the Issuer. As the managing officer/director of Combined Telecommunications Consultancy, Ltd. ("CTC") and Telkiosk, Inc. ("Telkiosk"), and as the sole trustee of the Anderson Family Trust #1, Mr. Tilyou may be deemed to beneficially own 19,586,492 shares, or approximately 30.7% of the outstanding Common Stock of the Issuer. This includes 5,831,412 shares held by CTC including 4,000,000 shares underlying an option held by CTC; 12,000,000 shares underlying an option held by the Anderson Family Trust (see Item 5(e)(2) above), 955,080 shares owned by Telkiosk and 800,000 shares underlying an option owned by Telkiosk. Mr. Tilyou has voting and investment power over the shares of the Issuer's common stock beneficially owned by CTC and Telkiosk. Mr. Tilyou is the beneficial owner of 33% of the outstanding shares of Telkiosk and 25% of the outstanding shares of CTC.

         (f) Transactions in last sixty (60) days:

         All transaction in the Common Stock of the Issuer by the Reporting Person that were effected during the past sixty days are reported in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the entities named in Item 2 and any person or entity with respect to any securities of the Issuer, including but not limited to, transfer of or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer, except as follows: ITHC and the Issuer are parties to that certain Stock Purchase and Asset Acquisition Agreement dated August 19, 1999 (filed as Exhibit 1 to the Reporting Person's original Schedule 13D filed May 2, 2000 and incorporated herein by reference) and the amendment thereto dated December 27, 1999 (filed as
Exhibit 2 to the Reporting Person's original Schedule 13D filed May 2, 2000 and incorporated herein by reference).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2000
                                     INTER-AMERICAN TELECOMMUNICATIONS
                                     HOLDING CORPORATION


                                     By:  /s/ Jimmy Lee Boswell
                                          -----------------------------
                                          Jimmy Lee Boswell, President